FORM 4                               OMB APPROVAL

[ ]  Check this box if no longer    OMB Number:  3235-0287
     subject to Section 16.         Expires:  September 30, 1998
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     Instruction 1(b).

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
     1934, Section 17(a) of the Public Utility Holding Company
     Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person
     Paul Milstein
     1271 Avenue of the Americas, #4200
     New York, N.Y.  10020

2.   Issuer Name and Ticker or Trading Symbol
     Starrett Corporation (SHO)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     January, 1997

5.   If Amendment, Date of Original
     (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
                    (Check all applicable)
     [ X ]  Director               [ X ]  10% Owner
     [ X ]  Officer (give          [   ]  Other (specify
                     title below)

               Chairman of the Board

7.   Individual or Joint/Group Filing (Check Applicable Line)
     [ X ]  Form filed by One Reporting Person
     [   ]  Form filed by More than One Reporting Person

     Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1.   Title of Security
     (Instr. 3)
     Common Stock, $1 par value

2.   Transaction Date (Month/Day/Year)
     1/8/97

3.   Transaction Code (Instr. 8)
     Code           V
      J

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)
     Amount                   (A) or (D)     Price
     as a result of transfer       D           -
     100,000 of 500,000 shares by
     Builtland Partners, without
     consideration, to the
     Milstein Family Foundation

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
               747,477
               120,000
                30,643
                16,250
     Total:    914,370

6.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr. 4)
       I
       I
       I
       I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     Through PIM Holding
     As Partner Builtland
     As Partner Bradley
     By Spouse^

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
^ The undersigned disclaims beneficial ownership of shares owned by spouse
*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).
                                             SEC 1474 (7-96)

     Table II  Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code
     (Instr. 8)
     Code           V

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D)
     (Instr. 3, 4, and 5)
          (A)       (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable         Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title               Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at
     End of Month (Instr. 4)

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I)  (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
                            Paul Milstein
                           /s/Paul Milstein

                                                  March 26, 1997
               **Signature of Reporting Person    Date

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                             SEC 1474 (7-96)